Name of Registrant:
Franklin Investors Securities Trust

File No. 811-04986

EXHIBIT ITEM No. 77D (g): Policies with respect to security investments

From Prospectus Supplement GOF P-9 12/14:

XX. For Franklin Low Duration Total Return Fund, the "Fund
Details - Principal Investment Policies and Practices" section paragraph that begins with "For purposes of pursuing its investment goal..." is revised as follows:

For purposes of pursuing its investment goal, the Fund regularly enters into interest rate, credit and currency-related transactions involving certain derivative instruments, including interest rate or bond futures contracts, options on such contracts, swap agreements, which may include interest rate, fixed income total return, currency, inflation index and credit default swaps, futures contracts on credit default swaps on indices (also known as credit index futures), options on interest rate and credit default swaps, currency and cross currency forwards, currency options, and currency and currency index futures contracts. The use of these derivative transactions may allow the Fund to obtain net long or net negative (short) exposures to selected interest rates, countries, duration or credit risks, or currencies. These derivatives may be used to enhance Fund returns, increase liquidity, gain exposure to certain instruments or markets in a more efficient or less expensive way and/or hedge risks associated with its other portfolio investments. The results of such transactions may also represent, from time to time, a significant component of the Fund's investment returns. The investment manager considers various factors, such as availability and cost, in deciding whether, when and to what extent to enter into derivative transactions.
Derivatives whose reference securities are investment grade are considered by the Fund to be investment grade.
XXI. For Franklin Total Return Fund, the "Fund Details - Principal Investment Policies and Practices" section paragraph that begins with "To pursue its investment goals..." is revised as follows:

To pursue its investment goals, the Fund regularly enters into interest rate, credit and currency-related transactions involving certain derivative instruments, including currency and cross-currency forwards, currency options, currency, currency index, bond and interest rate futures contracts and options on interest rate futures contracts, and swap agreements, including interest rate, fixed income total return, currency, inflation index and credit default swaps, futures contracts on credit default swaps on indices (also known as credit index futures), and options on interest rate and credit default swap agreements. The use of these derivative transactions may allow the Fund to obtain net long or short exposures to select currencies, interest rates, countries, duration or credit risks. These derivatives may be used to enhance Fund returns, increase liquidity, gain exposure to certain instruments or markets in a more efficient or less expensive way and/or hedge risks associated with its other portfolio investments. The results of such transactions may also represent, from time to time, a significant component of the Fund's investment returns.

XXIV. For Franklin Strategic Income Fund, Franklin Low Duration Total Return Fund and Franklin Total Return Fund, the "Fund Details - Principal Investment Policies and Practices" section that begins with "Swap agreements, such as interest rate..."
is revised as follows:

Swap agreements, such as interest rate, fixed income total return, currency, inflation index and credit default swaps, are contracts between the Fund and another party (the swap counterparty) involving the exchange of payments on specified terms over periods ranging from a few days to multiple years.
A swap agreement may be negotiated bilaterally and traded over-the-counter (OTC) between the two parties (for an uncleared swap) or, in some instances, must be transacted through a futures commission merchant (FCM) and cleared through a clearinghouse that serves as a central counterparty
(for a cleared swap). In a basic swap transaction, the Fund agrees with the swap counterparty to exchange the returns
(or differentials in rates of return) earned or realized on a particular "notional amount" of underlying instruments.
The notional amount is the set amount selected by the parties as the basis on which to calculate the obligations that they have agreed to exchange. The parties typically do not actually exchange the notional amount. Instead, they agree to exchange the returns that would be earned or realized if the notional amount were invested in given instruments or at given interest rates.

XXV. For Franklin Low Duration Total Return Fund and Franklin
Total Return Fund, the following paragraph is added to the "Fund
Details - Principal Investment Policies and Practices" section immediately following the paragraph that begins with "For credit default swaps...":

Credit index futures are exchange-traded contracts whereby a Fund agrees to buy or sell a specified quantity of an underlying credit default swap on an index at a specified price at a specified later date. Although some futures contracts by their terms require the actual delivery or acquisition of the underlying reference asset, credit index futures require cash settlement at maturity. The purchase or sale of credit index futures will therefore allow a Fund to obtain long or short exposure to credit default swaps on indices without having to enter into the underlying swap agreements. Credit index futures generally have the same uses and are subject to the same risks as futures contracts and credit default swaps, described above.

XXVI. For Franklin Strategic Income Fund, Franklin Low Duration Total Return Fund and Franklin Total Return Fund, the following paragraph is added to the "Fund Details - Principal Investment Policies and Practices" section immediately following the paragraph that begins with "An interest rate swap...":

A total return swap is an agreement between two parties, pursuant to which one pays (and the other receives) an amount equal to the total return (including, typically, income and capital gains distributions, principal prepayment or credit losses) of an underlying reference asset (e.g., a note, bond or securities index) in exchange for a regular payment, at a floating rate based on LIBOR, or alternatively at a fixed rate or the total rate of return on another financial instrument. A Fund may take either position in a total return swap (i.e., the Fund may receive or pay the total return on the underlying reference asset).

XXVII. For Franklin Low Duration Total Return Fund and Franklin
Total Return Fund, the following paragraph is added to the "Fund
Details - Principal Investment Policies and Practices" section immediately following the paragraph that begins with "A currency swap...":

A currency option is a contract, typically negotiated bilaterally and traded OTC between two parties, that grants the holder the right, but not the obligation, to buy or sell a specific currency at a specified exchange rate, called the "strike price," during a specified period of time. Generally, upon exercise, a currency option triggers a spot foreign exchange transaction at the strike price, meaning the parties actually exchange currencies. However, some currency options are U.S. dollar-settled, in which case no delivery or receipt of foreign currency occurs.